EXHIBIT 99.16


                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                 -----------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
January 17, 2005

                      GLENCAIRN PROVIDES CORPORATE UPDATE;
                BELLAVISTA ON TRACK FOR GOLD PRODUCTION IN Q2/05


Glencairn Gold Corporation (TSX-GGG) is pleased to provide a corporate update on its operations in Costa Rica and Nicaragua as of mid-January, 2005.

"I am pleased to report that work at Bellavista is progressing well and that our Limon Mine continues to show steady improvements since we acquired it just over a year ago," said Kerry Knoll, President and CEO. "When Bellavista reaches its designed capacity later this year, it will more than double our current gold output on an annualized basis and take us well over the 100,000-oz.-per-year mark."

BELLAVISTA MINE

Construction of the Bellavista Mine in Costa Rica is proceeding on the schedule as stated in the Company's third quarter financial statements and news release dated November 11, 2004.

Construction is now approximately 90% complete. Electrical power has been extended to the site from Costa Rica's main power grid and, when the mine reaches design capacity, the Company will be the largest power purchaser on the grid. All earthworks have been completed and leach pads installed. The crushers and agglomerator are in place, and the conveying and stacking system has been assembled. All road work has also been completed.

A contracted fleet of mining equipment is on site with both stripping and mining planned in February. The Company expects to begin loading the leach pads with ore during the first quarter of 2005 with gold recovery to begin in the second quarter.

LIMON MINE

Operations steadily improved at the Limon Mine throughout 2004. Gold sales in the fourth quarter were 12,245 oz. at an average price of US$432.40 bringing gold sales for the full year to 47,982 oz. at an average realized price of $409.92, slightly above gold's average annual spot price.

A new mineral resource estimate for the Santa Pancha Zone was announced Nov. 22, 2004, and a revised calculation of mineral reserves and resources according to National Instrument 43-101 is expected to be announced in February, along with a full review of operating results. The new resource estimate at Santa Pancha added an indicated mineral resource containing 193,500 ounces of gold in 1,070,500 tonnes averaging 5.62 grams per tonne (g/t) and an inferred resource containing 32,600 ounces in 160,000 tonnes averaging 6.33 g/t at a 3.0 g/t gold cut-off grade.


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Engineering  work and permitting has been ongoing since October to convert these
Santa Pancha mineral resources to mineral reserves. The Company recently acquired the necessary permits to begin driving the Santa Pancha decline, and collaring of the decline portal is scheduled to begin next week.

EXPLORATION

The Company focuses most of its exploration in the Limon district where infrastructure and facilities used in current mining operations provide advantages for the development of any new discoveries. The Company completed 36,400 metres of drilling in the Limon district during 2004 and has budgeted for a minimum of 20,000 metres of exploration drilling in 2005.

There  are  several  areas  near  the  Limon  Mine  with the  potential  to host additional gold deposits. Two of these areas are the current focus of exploration. The first is the west-southwest projection of the Talavera gold-vein system that correlates with a ridge of hydrothermal alteration indicating exploration potential for more than 1000 metres beyond the Talavera underground operations. High-grade gold mineralization encountered in a number of holes, including the Victoria Zone, validates the exploration potential of this hydrothermal alteration trend. Follow-up drilling of the Victoria Zone itself has proven challenging in terms of defining continuous gold mineralization, largely because of complex local post-mineral faulting. A significant portion of the alteration trend remains untested and will be the focus of continued exploration in early 2005, coupled with follow-up drilling of gold mineralization and quartz veins intersected in late 2004.

The second area is Santa Rosa-Uval, located 3-4 km south of the Limon mill. This area is represented by wide-spread and intense shallow-level hydrothermal alteration which is commonly associated with gold-bearing vein systems. Several clusters of quartz vein boulders on surface carrying high-grade gold values averaging 13.4 grams gold per tonne indicate the potential to discover a new vein system in the area.

The Company also plans a limited 2005 campaign of early stage exploration to further evaluate certain concessions located within trucking distance of the Limon mill, particularly those to the immediate north and east of the Limon district where gold mineralization and quartz veining have been previously identified.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencairngold.com                        Tel.: 514-939-3989, Fax: 514-939-3717



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.